UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35107

APOLLO ASSET MANAGEMENT, INC.*
(Exact name of registrant as specified in its charter)

9 West 57th Street, 43rd Floor New York, New York 10019 (212) 515-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.00001 par value per share
(Title of each class of securities covered by this Form)

6.375% Series A Preferred Stock, $0.00001 par value per share 6.375% Series B Preferred Stock, $0.00001 par value per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Apollo Asset Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 13, 2022

APOLLO ASSET MANAGEMENT, INC.

By:	/s/ Christian Weideman
Christian Weideman
General Counsel

*	On January 1, 2022, pursuant to the Agreement and Plan of Merger, dated as of March 8, 2021 (the “Merger Agreement”), by and among Apollo Global Management, Inc., a Delaware corporation (“AGM”), Athene Holding Ltd, a Bermuda exempted company (“AHL”), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“Holdings”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Holdings (“AHL Merger Sub”), and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holdings (“AGM Merger Sub”), AGM Merger Sub merged with and into AGM with AGM as the surviving corporation and a direct subsidiary of Holdings (the “AGM Merger”), and AHL Merger Sub merged with and into AHL with AHL as the surviving corporation and a subsidiary of Holdings (the “AHL Merger”, and together with the AGM Merger, the “Mergers”). On January 1, 2022, upon the consummation of the Mergers, AGM was renamed Apollo Asset Management, Inc. and Holdings was renamed Apollo Global Management, Inc.